UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13D

Under the Securities Exchange Act of 1934

(Amendment  No._________)*

Sunpeaks Ventures, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86765E202
(CUSIP Number)

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
406 W. South Jordan Parkway, Suite 160
South Jordan, UT 84095
(801) 983-4948
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86765E202

1	NAMES OF REPORTING PERSONS Old Line Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 474,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 189,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 189,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share and Class A Preferred Stock, par value $0.001 per share of Sunpeaks Ventures, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 9337 Fraser Avenue, Silver Spring, MD 20910.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Old Line Partners, LLC (“Reporting Person”).

(b)	The Reporting Person is a Nevada limited liability company.

(c)	The principle business of the Reporting Person is limited to the acquisition, holding, voting, and disposition of shares of common and preferred stock of Sunpeaks Ventures, Inc.

(d)	Address of Principal Office is: 406 W. South Jordan Parkway, Suite 160 South Jordan, UT 84095

(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(f)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 174,000,000 shares of common stock and 3,000,000 shares of Class A Preferred Stock of the Issuer acquired by Reporting Person (the “Reported Shares”) were transferred to Reporting Person as part of an agreement between the sole officer and director of the Issuer and other individuals.  No funds were transferred as part of the transfer of the Reported Shares to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The 174,000,000 shares of common stock and 3,000,000 shares of Class A Preferred Stock of the Issuer acquired by Reporting Person were acquired in a transaction to satisfy previous obligations of the sole officer and director of the Issuer.  No change in the structure or management of the Issuer will occur due to the transaction.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
The Reporting Person now owns 174,000,000 shares of common stock and 3,000,000 shares of Class A Preferred Stock, which shares have 100:1 voting rights and 5:1 conversion rights to common stock, of the Issuer.  Upon conversion of the 3,000,000 shares of Class A Preferred Stock, the total number of shares beneficially owned by Reporting Person will be 189,000,000 shares of common stock which equates to approximately 48.6% of the Issuer’s outstanding common stock.

(b)
As to the 174,000,000 shares of common stock and 3,000,000 shares of Class A Preferred Stock, Reporting Person owns the following rights:

Sole Voting Power:  474,000,000
Shared Voting Power:  0
Sole Dispositive Power:  189,000,000
Shared Dispositive Power:  0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM  6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After  reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth in this statement is true, complete and correct.

December 31, 2012
Date

/s/ Mackie Barch
Signature

Old Line Partners, LLC, by Bethesda Holdings, LLC Manager, by Mackie Barch, Manager
Name/Title

Attention.  Intentional  misstatements  or omissions of fact constitute  Federal criminal  violations  (see  18  U.S.C.  1001).